Exhibit 99.1

Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release

Rio Tinto approves US$933 million extension of Marandoo iron ore mine life in Western Australia’s Pilbara region
8 February 2011
Rio Tinto has approved a US$933 million investment (Rio Tinto share 100%) to extend the life of the Marandoo iron ore mine by 16 years to 2030.
Rio Tinto chief executive Iron Ore and Australia, Sam Walsh said the Marandoo extension plays an important role in sustaining the Pilbara operations’ annual capacity rate, complementing the major expansion programmes now underway.
Located 35km north east of the town of Tom Price, the project will extend the Marandoo mine life at its current mining rate of 15 million tonnes a year by developing the adjacent reserves below the water table.
Sam Walsh said, “With a high iron and low phosphorus content, Marandoo’s Marra Mamba ore assists in maintaining the Pilbara Blend grade requirements and maximising the value of our integrated Pilbara operations.
“It also underlines our ability to develop projects to sustain tonnage at the same time as expanding our overall production capability.”
One component of the Marandoo project is a water management strategy to manage the operation’s dewatering, including priority water delivery to the Tom Price township and mine operations, the reinjection of water into the Southern Fortescue borefield to the north and a proposed irrigated agriculture scheme.
The project includes the construction of a wet processing plant and on-site facilities, an accommodation village and construction camp and additional mining fleet.
The project requires a number of Government and regulatory approvals, all of which have been received or are progressing well and on schedule.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.

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